Monthly Performance Supplement (to Prospectus dated June 30, 2003)
The date of this prospectus supplement is January 28, 2004.
Filed pursuant to Rule 424(b)(3)
File No. 333-104317

January 14, 2004

Dear Investor(s):

DECEMBER PERFORMANCE UPDATE

The last month of 2003 was profitable for the Grant Park Futures Fund. Detailed performance for the Fund and the individual traders follows below:

		2003	% OF
	DECEMBER	YTD	Fund	Total NAV	NAV/UNIT
Grant Park Futures Fund A Units	6.00%	20.03%		$33.4M	$1,194.027
Grant Park Futures Fund B Units	5.93%	7.66%*		$34M	$1,076.592
Rabar Market Research (Div)	11.07%	29.88%	32%
EMC Capital Management (Classic)	7.04%	31.27%	27%
Eckhardt Trading (Global)	1.64%	7.83%	20%
Graham Capital Management (GDP)	1.82%	-1.23%**	21%

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

*    B Units began trading August 1, 2003 with a NAV/Unit of $1,000.00
** Graham Capital began trading for the Fund on September 1, 2003

December profits were generated from many of the same sectors (currency, metals, and equities) that showed strong trends throughout 2003:

Currencies: Both the British pound and the euro continued to rally against the U.S. dollar, amid expectations that the Federal Reserve would keep interest rates low for the foreseeable future. Uncertainty in the wake of the elevated terror threat to Orange during the holiday season, along with concern that more cases of “mad cow” disease might be discovered in the U.S. helped keep pressure on the U.S. dollar. Long positions in the Australian and New Zealand dollars also benefited from that weakness.

Metals: The metal sector (both industrial and precious) continued its upward trend for the year. China’s burgeoning middle class, a result of its expanding economy, continue to fuel demand for commodities. As a result, industrial metal prices moved higher. Nickel prices reached a 14-year high amid fears that production cuts made when prices were lower, may soon lead to supply shortages. Copper prices, up over 44% on the year, rallied to six-year highs, as a labor dispute involving Chilean mineworkers and a debris slide at an Indonesian mine provided additional fuel for the rally. Additional gains were posted in long positions in both Gold and Silver. The ongoing weakness in the dollar helped to push metal prices higher as investors continued to seek a “safe haven” for their investments.

World Equity Indices: U.S. equity prices continued their bullish trend as the S&P advanced 5% on the month and the NASDAQ advanced an additional 2% for the month. Global equity indices experienced similar advances.

Energy: Colder than normal temperatures in the Northeastern United States, and forecasts for more cold weather led to higher energy prices. Concerns about low inventories of crude oil also contributed to the rise. Natural gas prices also surged 24% on the month.

Losses were incurred in Australian interest rate futures, which rose in response to worries that the strong Australian dollar would have a negative effect on the nation’s exports, causing economic growth to slow. Additional losses were incurred in wheat, which declined as U.S. export levels failed to meet earlier projections. The market was particularly hard-hit by China’s decision to import a substantial amount of its wheat from Australia instead of the U.S. Further losses were incurred in sugar as prices dropped more than 9% mostly on sales data reflecting a lack of demand.

We would also like to notify you of a change in one of our selling agents named in the prospectus. Fahnestock & Co. Inc. is now operating under the name of Oppenheimer & Co. Inc. Should you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.

Sincerely,

/s/ Margaret Manning

Margaret ManningVice
President

Enclosures

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

        Performance Hotline: (312) 788-2272 or Toll Free: (866) 516-1574 Performance is reported on a weekly basis.
E-mail: funds@dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
DECEMBER 31, 2003
Statement of Income
	MONTH (A UNITS)	YEAR TO DATE (A UNITS)	MONTH (B UNITS)	* YEAR TO DATE (B UNITS)
Trading Income (Loss):
Realized Trading Income (Loss)	1,590,876	4,222,012	1,600,930	1,310,687
Change in Unrealized Income (Loss)	1,104,218	2,770,907	1,111,197	1,845,554
Brokerage Commissions	-30,899	-430,053	-31,094	-65,723
Exchange, Clearing Fees and NFA charges	-2,784	-37,499	-2,802	-7,111
Other Trading Costs	-7,480	-15,548	-7,527	-7,586
Change in Accrued Commissions	-4,994	-8,152	-5,027	-8,646

NET TRADING INCOME (LOSS)	2,648,937	6,501,667	2,665,677	3,067,175

OTHER INCOME:
Interest, U.S. Obligations	2,770	25,357	2,788	7,013
Interest, Other	20,531	172,310	20,661	43,184

Total Income (Loss)	2,672,238	6,699,334	2,689,126	3,117,372

Expenses:
Management Fees		206,140
Incentive Fees	514,953	1,031,031	518,208	554,226
Operating Expenses	21,608	164,148	21,745	47,648
O&O Expenses	2,881	11,584	26,094	57,177
Brokerage Expenses	190,152	986,317	191,354	419,301
Illinois Replacement Tax	28,617	61,088	28,798	30,281

Total Expenses	758,211	2,460,309	786,199	1,108,633

Net Income (Loss)	1,914,027	4,239,025	1,902,927	2,008,739

Statement of Changes in Net Asset Value
Beginning Balance	30,226,987	14,605,960	20,991,795
Additions	1,673,900	15,835,675	11,110,701	31,996,685
Net Income (Loss)	1,914,027	4,239,025	1,902,927	2,008,738
Redemptions	-402,295	-1,268,041

BALANCE AT DECEMBER 31, 2003	33,412,619	33,412,619	34,005,423	34,005,423

Total Units Held at End of The Period		27,983.15109		31,586.19159
Net Asset Value Per Unit		1,194.027		1,076.592
Rate of Return	6.00%	20.03%	5.93%	7.66%

To the best of my knowledge and belief the
information contained herein is accurate and complete.

/s/ DAVID KAVANAGH
___________________________________________________
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP

* Please note B units began trading August 1, 2003